FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2020

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-   .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.                                      Press release dated May 14, 2020;

2.                                      Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31, 2020; and

3.                                      Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended March 31, 2020.

Item 1

May 14, 2020

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2020

Montréal, Québec — Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the first quarter of 2020. Quebecor consolidates the financial results of its wholly owned Quebecor Media Inc. (“Quebecor Media”) subsidiary.

The Corporation has reviewed the nature and definition of one of its non-standardized financial measures. As a result, “cash flows from segment operations” has been abandoned and replaced by the new “cash flows from operations” metric. This metric will henceforth be used to measure the cash flows generated by the operations of all the business segments, on a consolidated basis, in addition to the cash flows from operations generated by each segment. See the definition of this new measure under “Definitions.”

First quarter 2020 highlights

•                                Revenues: $1.06 billion, up $28.2 million (2.7%) from the same period of 2019.

•                                Adjusted EBITDA1 $436.7 million, up $16.0 million (3.8%).

•                                Net income attributable to shareholders: $131.6 million ($0.52 per basic share) in the first quarter of 2020, compared with $189.0 million ($0.74 per basic share) in the same period of 2019, a decrease of $57.4 million ($0.22 per basic share), due in part to a $97.2 million gain on disposal of the activities of 4Degrees Colocation Inc. recorded in the first quarter of 2019.

•                                Adjusted income from continuing operating activities:2 $111.5 million ($0.44 per basic share) in the first quarter of 2020 compared with $111.4 million ($0.44 per basic share) in the same period of 2019.

•                                Cash flows from operations:3 $295.0 million, up $18.7 million (6.8%).

•                                The Telecommunications and Media segments grew their revenues by $34.0 million (4.0%) and $2.1 million (1.2%), and their adjusted EBITDA by $12.5 million (3.0%) and $2.9 million respectively in the first quarter of 2020.

•                                Videotron Ltd. (“Videotron”) significantly increased its revenues from customer equipment sales ($26.9 million or 54.7%) and mobile telephony ($18.8 million or 13.3%) in the first quarter of 2020.

•                                Videotron’s total average billing per unit4 (“ABPU”) was $49.87 in the first quarter of 2020 compared with $49.47 in the same period of 2019, a $0.40 (0.8%) increase. Mobile ABPU was $51.60 in the first quarter of 2020 compared with $52.50 in the same period of 2019, a $0.90 (-1.7%) decrease due in part to the popularity of bring your own device (“BYOD”) plans.

•                                There was a net increase of 14,200 revenue-generating units5 (“RGUs”) (0.2%) in the first quarter of 2020, including 39,300 connections (3.0%) to the mobile telephony service, 12,400 subscriptions (2.7%) to the Club illico over-the-top video service (“Club illico”) and 8,600 subscriptions (0.5%) to the cable Internet access service.

•                                In the first quarter of 2020, Videotron announced the official launch of its mobile network in Rimouski after several months of build-out and testing in the Lower St. Lawrence region.

1              See “Adjusted EBITDA” under “Definitions.”

2              See “Adjusted income from continuing operating activities” under “Definitions.”

3              See “Cash flows from operations” under “Definitions.”

4              See “Key performance indicators” under “Definitions.”

5              See “Key performance indicators” under “Definitions.”

“At a time when the world is facing an unprecedented situation because of the COVID-19 pandemic, Quebecor has adapted quickly and continues providing Quebecers with essential telecommunications and news media services,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “We have taken a series of steps to help our customers stay connected, while protecting the health and safety of our employees, customers and the public. For example, we were the first to temporarily remove data caps on all Internet plans. To keep Quebecers informed of the latest developments in the crisis at all times, we have also unscrambled the LCN 24-hour news channel.

“The Corporation’s adjusted EBITDA and cash flows from operations increased by 3.8% and 6.8% respectively in the first quarter of 2020. Despite the significant adverse impacts in some of our business segments since the beginning of the crisis, our telecommunications business remains very solid and is generating the majority of our cash flows. This important revenue stream, combined with our prudent management of operating costs and our strong balance sheet, with available liquidity of $1.8 billion, puts us in a strong position and enables us to support our hardest-hit business units and our employees during this difficult period. To demonstrate our loyalty and gratitude to our employees, we have set up a $500,000 emergency fund to provide immediate financial relief to the Sports and Entertainment segment’s employees, contributors and freelancers, who were the first to be affected by this situation. We have also set up a supplemental benefits program that tops up the government assistance programs to pay up to 95% of salary in some cases and provide increased security for all affected employees,” Pierre Karl Péladeau added.

“Videotron’s network has successfully absorbed the substantial increase in traffic since the beginning of the crisis caused, among other things, by our customers’ growing communication and entertainment needs and the rise in telework, which has become practically essential to keep still-operating businesses running,” noted Jean-François Pruneau, President and Chief Executive Officer of Videotron. “Our proactive management of network capacity, based on anticipating increases in data usage, has afforded us manoeuvring room during this period of heavy traffic. We have also stepped up our investment program in order to maintain that flexibility. The flawless performance of our network at this time clearly demonstrates the importance and soundness of our infrastructure-based investment model. It would be dangerous for it to be undermined.

“Even though lockdown measures slowed installations at the beginning of the crisis, our Helix entertainment and home management platform has been a phenomenal success, accounting for more than 230,000 RGUs since its launch in August 2019. For its part, Fizz, our 100% digital mobile and Internet brand, has kept up a pace of growth that is remarkable, particularly in this period of crisis. These results clearly demonstrate that our platforms meet our customers’ changing needs. The resounding success of our mobile telephony services continued, as evidenced by the increase of 39,300 subscriber connections in the first quarter of 2020 and 176,200 (14.8%) during the 12-month period ended March 31, 2020.

“Innovation will always be at the heart of Videotron’s strategy and we are constantly striving to provide the best possible customer experience to our growing subscriber base. We are pleased that we are now able to serve Rimouski residents as well, and to offer them the best products and services available on the market,” Jean-François Pruneau said.

“I am also delighted by the distinctions Videotron received in the first quarter of 2020, including first place in the Technology and Telecommunications category in the BIP Recherche-ICO awards for the most trusted organizations of the past decade, as determined by the Institut de la confiance dans les organisations (ICO). Videotron was also on Mediacorp Canada Inc.’s 2020 list of Montréal’s Top Employers,” Jean-François Pruneau concluded.

“TVA Group Inc. (“TVA Group”) posted a $4.5 million favourable variance in consolidated adjusted EBITDA in the first quarter of 2020,” noted France Lauzière, President and Chief Executive Officer of TVA Group. “While the COVID-19 pandemic and the measures to prevent its spread have caused a significant slowdown in a number of activities, the impact of the crisis in the first quarter of 2020 was limited.

“TVA Group’s total television market share increased significantly, by 2.1 points, to 40.4%. With a 1.1-point gain, TVA Network continued growing its audience, as did the specialty channels, which posted a 1.0-point increase, driven by a 2.2-point surge by LCN, which rose to a record 6.9% market share and remained the most-watched specialty channel in Quebec,”  concluded France Lauzière.

“In May 2020, in line with our longstanding commitment to supporting Québec culture, we launched our new QUB musique streaming platform, designed and produced entirely in Québec and focused on Québec artists,” said Pierre Karl Péladeau. “QUB musique can be accessed via a mobile app or on the Web. It offers an impressive world-class catalogue of 50 million tracks, available on demand, as well as hundreds of playlists designed to meet Quebecers’ tastes and needs. In this time of crisis, it is more important than ever to support our artists, and there is no better way than to listen to Québec music. That is why we moved up the launch of QUB musique. We also plan to give Videotron’s mobile telephony customers the full benefit of the service by offering them an attractive reduction on the subscription fee.

“Our roots in Québec society go deep. We are acutely aware of the myriad social and economic challenges Quebecers face today. To reduce the isolation of youths with difficulties and seniors in long-term care facilities, we donated 1,000 smartphones with unlimited data plans. In partnership with the Government of Québec and Télé-Québec, we also broadcast the television event Une chance qu’on s’a on TVA channel, featuring a roster of artists who came together to raise $2.0 million for organizations working with seniors and victims of domestic violence. We also awarded four Pierre Péladeau Bursaries: $100,000 for the Boomerang project, which fights food waste, $50,000 for the Eyful project, which is developing glasses for people with visual impairments, $35,000 for the Aleo VR project, a virtual-reality pedagogical tool, and $15,000 for the Évéa project, which leases second-hand clothing for babies and small children. Finally, in association with the Fondation Chopin-Péladeau, we are proud to contribute to important initiatives such as La tablée des chefs, which is helping Québec food banks at a time when they are in greater need than ever. All these efforts are in keeping with Quebecor’s longstanding philosophy of important social engagement, true to the legacy of our founder Pierre Péladeau,” Pierre Karl Péladeau said.

“As long as the uncertainty about the full extent and duration of the pandemic continues, we will monitor the impact of the crisis on an ongoing basis and take appropriate action, as needed. As well, as a major corporate citizen and Québec leader in telecommunications, news and entertainment, we will continue to play our role by supporting our employees, customers and business partners, and in making sure Quebecers continue to receive all the services they need. I sincerely thank our employees, and especially our customer-facing staff and I salute their dedication to Quebecers at this difficult time,” Pierre Karl Péladeau concluded.

COVID-19 crisis

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. Since March 2020, in order to limit the spread of the virus, the Government of Québec has imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential. Those measures have curtailed the operations of many of Quebecor’s business partners and have led to a significant slowdown in some of Quebecor’s segments. Among other impacts, the COVID-19 virus and the measures to prevent its spread have led to a significant reduction in volume at Videotron retail outlets and delays in client migration to its new Helix entertainment and home management platform; lower advertising revenues, significant decrease of sporting events broadcast by the TVA Sports channel, and reduced film and audiovisual content activity in the Media segment; and delays or cancellations of shows and events, and interruption of music and book distribution activities in the Sports and Entertainment segment. Quebecor is however continuing to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of its employees and the public. Videotron has also taken a number of important initiatives to make life easier for its customers, such as temporarily suspending data limits (overage charges) on all residential and business Internet plans, providing additional services, and suspending certain fees. As well, TVA Group has unscrambled the LCN all-news channel to give Quebecers real-time access to all developments concerning the crisis, and it also continues to broadcast television content on its distribution channels. Because of the measures put in place by the Government of Québec to limit the spread of the virus, approximately 10% of Quebecor’s workforce are now receiving benefits under the Corporation’s supplemental assistance program, which tops up the Canada Emergency Wage Subsidy or Canada Emergency Response Benefit, as the case may be.

Financial tables

Table 1

Quebecor first quarter financial highlights, 2016 to 2020

(in millions of Canadian dollars, except per share data)	2020	2019	2018	2017	2016

Revenues	$1,055.5	$1,027.3	$1,002.0	$995.5	$978.8
Adjusted EBITDA	436.7	420.7	415.9	378.7	369.0
Income from continuing operating activities attributable to shareholders	130.3	91.5	56.6	2.6	72.8
Net income attributable to shareholders	131.6	189.0	57.1	3.8	72.6
Adjusted income from continuing operating activities	111.5	111.4	89.5	73.7	70.6
Per basic share:
Income from continuing operating activities attributable to shareholders	0.51	0.36	0.24	—	0.30
Net income attributable to shareholders	0.52	0.74	0.24	0.01	0.30
Adjusted income from continuing operating activities	0.44	0.44	0.38	0.30	0.29

Table 2

Cash flows from operations for the past eight quarters

(in millions of Canadian dollars)	Q1-2020	Q4-2019	Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018	Q2-2018

Telecommunications	$302.5	$248.5	$306.5	$281.8	$288.5	$169.4	$251.4	$279.5
Media	(3.6)	16.9	17.8	(3.0)	(6.9)	14.5	21.2	(6.5)
Sports and Entertainment	(4.7)	1.8	6.0	(3.1)	(2.3)	1.7	7.4	(1.6)
Head Office	0.8	(6.7)	2.1	(0.7)	(3.0)	(5.3)	—	(9.1)
Total	$295.0	$260.5	$332.4	$275.0	$276.3	$180.3	$280.0	$262.3

2020/2019 first quarter comparison

Revenues: $1.06 billion, a $28.2 million (2.7%) increase.

•                                Revenues increased in Telecommunications ($34.0 million or 4.0% of segment revenues) and in Media ($2.1 million or 1.2%).

•                                Revenues decreased in Sports and Entertainment ($5.6 million or -13.9%).

Adjusted EBITDA: $436.7 million, a $16.0 million (3.8%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($12.5 million or 3.0% of segment adjusted EBITDA) and in Media ($2.9 million).

•                                There was a favourable variance at Head Office ($3.7 million) due to a decrease in the stock-based compensation charge.

•                                Adjusted EBITDA decreased in Sports and Entertainment ($3.1 million).

•                                The change in the fair value of Quebecor Media stock options resulted in a $2.9 million favourable variance in the stock-based compensation charge in the first quarter of 2020 compared with the same period of 2019. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $5.5 million favourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2020.

Net income attributable to shareholders: $131.6 million ($0.52 per basic share) in the first quarter of 2020, compared with $189.0 million ($0.74 per basic share) in the same period of 2019, a decrease of $57.4 million ($0.22 per basic share).

•                                The main unfavourable variances were:

•                        $96.2 million decrease in income from discontinued operations;

•                        $9.6 million increase in the depreciation and amortization charge;

•                        $5.3 million increase in financial expenses;

•                        $2.6 million increase in the income tax expense.

•                                The main favourable variances were:

•                        $37.6 million favourable variance related to gains on valuation and translation of financial instruments, including $36.1 million without any tax consequences;

•                        $16.0 million increase in adjusted EBITDA;

•                        $4.6 million favourable variance in the charge for restructuring of operations and other items.

Adjusted income from continuing operating activities: $111.5 million ($0.44 per basic share) in the first quarter of 2020 compared with $111.4 million ($0.44 per basic share) in the same period of 2019.

Cash flows from operations: $295.0 million, an $18.7 million (6.8%) increase due mainly to the increase in adjusted EBITDA.

Cash flows from continuing operating activities: $321.6 million, a $141.1 million increase due primarily to the favourable net change in non-cash balances related to operating activities.

Financial transactions

•                                On February 21, 2020, TVA Group amended its secured revolving credit facility to extend its term from February 2020 to February 2021, lower the limit from $150.0 million to $75.0 million, and amend certain terms and conditions of the facility.

Normal course issuer bid

On August 7, 2019, the Corporation filed a normal course issuer bid for a maximum of 1,000,000 Class A Multiple Voting Shares (“Class A Shares”), representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 4,000,000 Class B Subordinate Voting Shares (“Class B Shares”), representing approximately 2.2% of issued and outstanding Class B Shares as of August 1, 2019. The purchases can be made from August 15, 2019 to August 14, 2020 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems. All shares purchased under the bid will be cancelled.

In the first quarter of 2020, the Corporation purchased and cancelled 1,059,100 Class B Shares for a total cash consideration of $34.1 million (1,319,600 Class B Shares for a total cash consideration of $39.5 million in the same period of 2019). The $27.8 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction in retained earnings ($31.7 million increase in the deficit in the same period of 2019).

In the first quarter of 2019, 180,000 Class B Shares were issued upon exercise of stock options for a cash consideration of $2.7 million. Following this transaction, the contributed surplus was increased by $3.0 million and the stock option plan liability was reduced by the same amount.

Dividend

On May 13, 2020, the Board of Directors of Quebecor declared a quarterly dividend of $0.20 per share on its Class A Shares and Class B Shares, payable on June 23, 2020 to shareholders of record as of the record date of May 29, 2020. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Convertible debentures

In accordance with the terms of the trust indenture governing the convertible debentures, the quarterly dividend declared on March 11, 2020 on Quebecor Class B Shares triggered an adjustment to the floor price and the ceiling price then in effect. Accordingly, effective March 26, 2020, the conversion features of the convertible debentures are subject to an adjusted floor price of approximately $26.57 per share (that is, a maximum number of approximately 5,644,430 Class B Shares corresponding to a ratio of $150.0 million to the adjusted floor price) and an adjusted ceiling price of approximately $33.22 per share (that is, a minimum number of approximately 4,515,544 Class B Shares corresponding to a ratio of $150.0 million to the adjusted ceiling price).

Board of Directors

On March 11, 2020, the Board of Directors received the resignation of Manon Brouillette, Director of Quebecor and Quebecor Media since 2019. On March 11, 2020, Michèle Colpron was appointed a Director of Quebecor and Quebecor Media. Ms. Colpron has more than 30 years of management experience with financial institutions and also sits on the boards of the Fonds de solidarité FTQ, the Canada Infrastructure Bank and the Investment Industry Regulatory Organization of Canada (IIROC).

Detailed financial information

For a detailed analysis of Quebecor’s first quarter 2020 results, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/investors/financial-documentation> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its first quarter 2020 results on May 14, 2020, at 2:30 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from May 14 to August 13, 2020 by dialling 1 877 293-8133, conference number and access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences-and-annual-meeting>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, pandemics or other public health crises, including the COVID-19 pandemic, and political instability in some countries, risks associated with emergency measures implemented by various governments, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2019, and the “Risks and Uncertainties Updates” section of Quebecor’s Management Discussion and Analysis for the period ended March 31, 2020.

The forward-looking statements in this press release reflect Quebecor’s expectations as of May 14, 2020 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www. Quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Source:	Information:
Hugues Simard Chief Financial Officer Quebecor Inc. and Quebecor Media Inc. hugues.simard@quebecor.com 514 380-7414	Communications Department Quebecor Inc. and Quebecor Media Inc. medias@ Quebecor.com 514 380-4572

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under International Financial Reporting Standards (“IFRS”), as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

	Three months ended March 31
(in millions of Canadian dollars)	2020	2019

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$435.5	$423.0
Media	4.1	1.2
Sports and Entertainment	(3.8)	(0.7)
Head Office	0.9	(2.8)
	436.7	420.7
Depreciation and amortization	(198.1)	(188.5)
Financial expenses	(87.4)	(82.1)
Gain (loss) on valuation and translation of financial instruments	23.3	(14.3)
Restructuring of operations and other items	(3.9)	(8.5)
Income taxes	(40.5)	(37.9)
Income from discontinued operations	1.3	97.5
Net income	$131.4	$186.9

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 4 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 4

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders measure used in the condensed consolidated financial statements

	Three months ended March 31
(in millions of Canadian dollars)	2020	2019

Adjusted income from continuing operating activities	$111.5	$111.4
Gain (loss) on valuation and translation of financial instruments	23.3	(14.3)
Restructuring of operations and other items	(3.9)	(8.5)
Income taxes related to adjustments[1]	(0.6)	2.1
Net income attributable to non-controlling interest related to adjustments	—	0.8
Discontinued operations	1.3	97.5
Net income attributable to shareholders	$131.6	$189.0

1              Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Cash flows from operations and free cash flows from continuing operating activities

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets. Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the operations of all of its segments. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets, plus proceeds from disposal of assets. Free cash flows from continuing operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 5 and 6 provide a reconciliation of cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Table 5

Cash flows from operations

	Three months ended March 31
(in millions of Canadian dollars)	2020	2019

Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$435.5	$423.0
Media	4.1	1.2
Sports and Entertainment	(3.8)	(0.7)
Head Office	0.9	(2.8)
	436.7	420.7
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(88.9)	(94.3)
Media	(1.9)	(6.6)
Sports and Entertainment	(0.1)	(0.5)
Head Office	(0.1)	—
	(91.0)	(101.4)
Additions to intangible assets:[2]
Telecommunications	(44.1)	(40.2)
Media	(5.8)	(1.5)
Sports and Entertainment	(0.8)	(1.1)
Head Office	—	(0.2)
	(50.7)	(43.0)
Cash flows from operations
Telecommunications	302.5	288.5
Media	(3.6)	(6.9)
Sports and Entertainment	(4.7)	(2.3)
Head Office	0.8	(3.0)
	$295.0	$276.3

[1]	Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:

	Three months ended March 31
	2020	2019
Additions to property, plant and equipment	$(91.0)	$(101.4)
Net increase (decrease) in current accounts payable related to additions to property, plant and equipment	11.0	(38.4)
Cash flows used for additions to property, plant and equipment	$(80.0)	$(139.8)

[2]	Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:

	Three months ended March 31
	2020	2019
Additions to intangible assets	$(50.7)	$(43.0)
Net decrease in current accounts payable related to additions to intangible assets	(52.1)	(8.2)
Cash flows used for additions to intangible assets	$(102.8)	$(51.2)

Table 6

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

	Three months ended March 31
(in millions of Canadian dollars)	2020	2019

Cash flows from operations reported in Table 5	$295.0	$276.3

Plus (minus)
Cash portion of financial expenses	(85.4)	(80.1)
Cash portion related to restructuring of operations and other items	(3.9)	(5.0)
Current income taxes	(61.0)	(45.6)
Other	4.1	0.9
Net change in non-cash balances related to operating activities	32.6	(107.8)
Net increase (decrease) in current accounts payable related to additions to property, plant and equipment	11.0	(38.4)
Net decrease in current accounts payable related to additions to intangible assets	(52.1)	(8.2)
Free cash flows from continuing operating activities	140.3	(7.9)

Plus (minus)
Cash flows used for additions to property, plant and equipment	80.0	139.8
Cash flows used for additions to intangible assets	102.8	51.2
Proceeds from disposal of assets	(1.5)	(2.6)
Cash flows provided by continuing operating activities	$321.6	$180.5

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Item 2

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended
(unaudited)	March 31
	2020	2019

Revenues	$1,055.5	$1,027.3

Employee costs	178.0	181.8
Purchase of goods and services	440.8	424.8
Depreciation and amortization	198.1	188.5
Financial expenses	87.4	82.1
(Gain) loss on valuation and translation of financial instruments	(23.3)	14.3
Restructuring of operations and other items	3.9	8.5
Income before income taxes	170.6	127.3
Income taxes (recovery):
Current	61.0	45.6
Deferred	(20.5)	(7.7)

	40.5	37.9
Income from continuing operations	130.1	89.4
Income from discontinued operations	1.3	97.5

Net income	$131.4	$186.9

Income (loss) from continuing operations attributable to
Shareholders	$130.3	$91.5
Non-controlling interests	(0.2)	(2.1)

Net income (loss) attributable to
Shareholders	$131.6	$189.0
Non-controlling interests	(0.2)	(2.1)

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.51	$0.36
From discontinued operations	0.01	0.38
Net income	0.52	0.74
Diluted:
From continuing operations	0.41	0.36
From discontinued operations	0.01	0.38
Net income	0.42	0.74

Weighted average number of shares outstanding (in millions)	254.0	256.0
Weighted average number of diluted shares (in millions)	259.9	256.5

1

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended
(unaudited)	March 31
	2020	2019

Income from continuing operations	$130.1	$89.4
Other comprehensive income (loss) from continuing operations
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	62.9	(19.3)
Deferred income taxes	(15.0)	6.5
	47.9	(12.8)

Comprehensive income from continuing operations	178.0	76.6
Income from discontinued operations	1.3	97.5

Comprehensive income	$179.3	$174.1

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$178.2	$78.7
Non-controlling interests	(0.2)	(2.1)

Comprehensive income (loss) attributable to
Shareholders	$179.5	$176.2
Non-controlling interests	(0.2)	(2.1)

2

QUEBECOR INC.

SEGMENTED INFORMATION

	Three months ended March 31, 2020
			Sports	Head
(in millions of Canadian dollars)			and	office
(unaudited)	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$874.7	$174.8	$34.8	$(28.8)	$1,055.5

Employee costs	102.9	59.7	10.0	5.4	178.0
Purchase of goods and services	336.3	111.0	28.6	(35.1)	440.8
Adjusted EBITDA[1]	435.5	4.1	(3.8)	0.9	436.7

Depreciation and amortization					198.1
Financial expenses					87.4
Gain on valuation and translation of financial instruments					(23.3)
Restructuring of operations and other items					3.9
Income before income taxes					$170.6

Cash flows used for:
Additions to property, plant and equipment	$73.6	$6.2	$0.1	$0.1	$80.0

Additions to intangible assets	95.1	6.9	0.8	—	102.8

	Three months ended March 31, 2019
			Sports	Head
			and	office
	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$840.7	$172.7	$40.4	$(26.5)	$1,027.3

Employee costs	103.7	57.5	9.7	10.9	181.8
Purchase of goods and services	314.0	114.0	31.4	(34.6)	424.8
Adjusted EBITDA[1]	423.0	1.2	(0.7)	(2.8)	420.7

Depreciation and amortization					188.5
Financial expenses					82.1
Loss on valuation and translation of financial instruments					14.3
Restructuring of operations and other items					8.5
Income before income taxes					$127.3

Cash flows used for:
Additions to property, plant and equipment	$132.6	$6.7	$0.5	$—	$139.8

Additions to intangible assets	48.6	1.6	1.0	—	51.2

[1]

The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations.

3

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity
					attributable
			Retained	Accumulated	to non-
(in millions of Canadian dollars)	Capital	Contributed	earnings	other comprehensive	controlling	Total
(unaudited)	stock	surplus	(deficit)	loss	interests	equity
Balance as of December 31, 2018	$1,065.9	$4.7	$(507.9)	$(82.7)	$88.5	$568.5
Net income (loss)	—	—	189.0	—	(2.1)	186.9
Other comprehensive loss	—	—	—	(12.8)	—	(12.8)
Issuance of Class B Shares	2.7	3.0	—	—	—	5.7
Dividends	—	—	(14.1)	—	—	(14.1)
Repurchase of Class B Shares	(7.8)	—	(31.7)	—	—	(39.5)
Balance as of March 31, 2019	1,060.8	7.7	(364.7)	(95.5)	86.4	694.7
Net income	—	—	463.8	—	7.6	471.4
Other comprehensive income	—	—	—	31.4	0.6	32.0
Dividends	—	—	(86.2)	—	—	(86.2)
Issuance of Class B Shares	5.6	9.7	—	—	—	15.3
Repurchase of Class B Shares	(10.5)	—	(44.6)	—	—	(55.1)
Balance as of December 31, 2019	1,055.9	17.4	(31.7)	(64.1)	94.6	1,072.1
Net income (loss)	—	—	131.6	—	(0.2)	131.4
Other comprehensive income	—	—	—	47.9	—	47.9
Dividends	—	—	(50.9)	—	(0.2)	(51.1)
Repurchase of Class B Shares	(6.3)	—	(27.8)	—	—	(34.1)
Balance as of March 31, 2020	$1,049.6	$17.4	$21.2	$(16.2)	$94.2	$1,166.2

4

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended March 31
(unaudited)	2020	2019
Cash flows related to operating activities
Income from continuing operations	$130.1	$89.4
Adjustments for:
Depreciation of property, plant and equipment	153.1	151.1
Amortization of intangible assets	35.9	28.6
Amortization of right-of-use assets	9.1	8.8
(Gain) loss on valuation and translation of financial instruments	(23.3)	14.3
Impairment of assets	—	3.5
Amortization of financing costs and long-term debt discount	2.0	2.0
Deferred income taxes	(20.5)	(7.7)
Other	2.6	(1.7)
	289.0	288.3
Net change in non-cash balances related to operating activities	32.6	(107.8)
Cash flows provided by continuing operating activities	321.6	180.5
Cash flows related to investing activities
Business acquisitions	—	(23.5)
Business disposals	—	261.6
Additions to property, plant and equipment	(80.0)	(139.8)
Additions to intangible assets	(102.8)	(51.2)
Proceeds from disposals of assets	1.5	2.6
Other	(0.6)	(1.3)
Cash flows (used in) provided by continuing investing activities	(181.9)	48.4
Cash flows related to financing activities
Net change in bank indebtedness	(12.8)	3.1
Net change under revolving facilities	(52.9)	(180.7)
Repayment of long-term debt	(0.3)	(3.9)
Repayment of lease liabilities	(9.6)	(9.9)
Issuance of Class B Shares	—	2.7
Repurchase of Class B Shares	(34.1)	(39.5)
Dividends paid to non-controlling interests	(0.2)	—
Cash flows used in continuing financing activities	(109.9)	(228.2)

Net change in cash and cash equivalents	29.8	0.7

Cash flows used in discontinued operations	—	(2.3)

Cash and cash equivalents at beginning of period	14.0	21.3
Cash and cash equivalents at end of period	$43.8	$19.7

Cash and cash equivalents consist of
Cash	$4.7	$6.5
Cash equivalents	39.1	13.2
	$43.8	$19.7

Interest and taxes reflected as operating activities
Cash interest payments	$38.9	$47.1
Cash income tax payments (net of refunds)	23.0	138.7

5

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	March 31	December 31
(unaudited)	2020	2019

Assets

Current assets
Cash and cash equivalents	$43.8	$14.0
Accounts receivable	541.4	548.0
Contract assets	158.8	160.3
Income taxes	7.4	19.1
Inventories	226.0	240.4
Other current assets	126.9	121.2
	1,104.3	1,103.0
Non-current assets
Property, plant and equipment	3,350.6	3,415.9
Intangible assets	1,454.4	1,444.0
Goodwill	2,692.9	2,692.9
Right-of-use assets	126.0	110.4
Derivative financial instruments	1,043.9	679.8
Deferred income taxes	31.0	31.2
Other assets	266.9	248.7
	8,965.7	8,622.9
Total assets	$10,070.0	$9,725.9

Liabilities and equity

Current liabilities
Bank indebtedness	$16.6	$29.4
Accounts payable, accrued charges and provisions	809.2	809.6
Deferred revenue	326.2	332.7
Income taxes	28.9	4.2
Current portion of long-term debt	45.5	57.2
Current portion of lease liabilities	35.5	31.3
	1,261.9	1,264.4

Non-current liabilities
Long-term debt	6,163.4	5,900.3
Derivative financial instruments	—	2.1
Convertible debentures	150.0	150.0
Lease liabilities	117.5	106.6
Deferred income taxes	854.0	859.2
Other liabilities	357.0	371.2
	7,641.9	7,389.4
Equity
Capital stock	1,049.6	1,055.9
Contributed surplus	17.4	17.4
Retained earnings (deficit)	21.2	(31.7)
Accumulated other comprehensive loss	(16.2)	(64.1)
Equity attributable to shareholders	1,072.0	977.5
Non-controlling interests	94.2	94.6
	1,166.2	1,072.1

Total liabilities and equity	$10,070.0	$9,725.9

6

Item 3

Supplementary Disclosure

Quarter / 3-Month Period

Ended March 31, 2020

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, investor.relations@quebecor.com

QUEBECOR INC.

Supplementary Disclosure

March 31, 2020

Net Income Attributable to Shareholders

	1st Quarter		YTD
	2020	2019	2020	2019
Net income per share (basic)	$0.52	$0.74	$0.52	$0.74
Net income, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.44	$0.44	$0.44	$0.44

Reconciliation of earnings per share

	1st Quarter		YTD
	2020	2019	2020	2019
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.44	$0.44	$0.44	$0.44
Other adjusments[1]:
Unusual items	(0.01)	(0.02)	(0.01)	(0.02)
Gain (loss) on valuation and translation of financial instruments	0.08	(0.06)	0.08	(0.06)
Discontinued operations	0.01	0.38	0.01	0.38
Total	0.08	0.30	0.08	0.30
Reported net income per share (basic)	$0.52	$0.74	$0.52	$0.74

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2020

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2020 (availability: $50)	$14.0
Mortgage loan due in 2022	47.0
$61.0
Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)	$—
5 3/4% Senior Notes due in 2023	1,188.7
6 5/8% Senior Notes due in 2023	500.0
1,688.7
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)	57.1
5% Senior Notes due in 2022	1,125.1
5 3/8% Senior Notes due in 2024	843.7
5 5/8% Senior Notes due in 2025	400.0
5 3/4% Senior Notes due in 2026	375.0
5 1/8% Senior Notes due in 2027	843.7
4 1/2% Senior Notes due in 2030	800.0
4,444.6
TVA Group Inc.
Revolving credit facility due in 2021 (availability: $75)	30.1
30.1
Other debt	—
Total Quebecor Media Inc.	$6,163.4

TOTAL LONG-TERM DEBT [1]	$6,224.4

Bank indebtedness	16.6
Exchangeable debentures - Quebecor Inc.	2.1
Convertible debentures (cost if settled in cash at maturity) - Quebecor Inc. [2]	150.0
Lease liabilities	153.0
Liability (asset) related to derivative financial instruments	(1,043.9)

Cash and cash equivalents :
TVA Group Inc.	2.9
Other	40.9

$43.8

1      Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 8 to Consolidated Financial Statements.

2      Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on March 31, 2020, subject to a floor price of approximately $26.57 and a ceiling price of approximately $33.22.

TELECOMMUNICATIONS

Supplementary Disclosure

March 31, 2020

Operating Results

	2020	2019
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue-Generating Units (‘000) [1]	6,090.4	6,076.2	6,054.4	6,001.1	6,013.6
Mobile Telephony Lines (‘000)	1,369.8	1,330.5	1,288.7	1,231.9	1,193.6
Homes Passed (‘000)	2,958.0	2,950.1	2,940.4	2,931.2	2,915.4
Cable Internet Subscribers (‘000)	1,735.9	1,727.3	1,724.3	1,706.9	1,710.8
Penetration of Homes Passed	58.7%	58.6%	58.6%	58.2%	58.7%
Cable Television Subscribers (‘000)	1,512.1	1,531.8	1,545.2	1,558.4	1,582.6
Penetration of Homes Passed	51.1%	51.9%	52.6%	53.2%	54.3%
Cable Telephony Lines (‘000)	1,000.9	1,027.3	1,052.7	1,072.9	1,094.9
Penetration of Homes Passed	33.8%	34.8%	35.8%	36.6%	37.6%
Over-the-Top Video Subscribers (‘000)	471.7	459.3	443.5	431.0	431.7

	1st Quarter			YTD
(in millions)	2020	2019	VAR	2020	2019	VAR

Revenues
Internet	$277.5	$273.6	1.4%	$277.5	$273.6	1.4%
Cable Television	233.1	245.2	-4.9%	233.1	245.2	-4.9%
Mobile Telephony	160.2	141.4	13.3%	160.2	141.4	13.3%
Cable Telephony	82.8	87.3	-5.2%	82.8	87.3	-5.2%
Equipment Sales	76.1	49.2	54.7%	76.1	49.2	54.7%
Other	45.0	43.1	4.4%	45.0	43.1	4.4%
Videotron	874.7	839.8	4.2%	874.7	839.8	4.2%
Retail and Eliminations	0.0	0.9		0.0	0.9
Telecommunications	$874.7	$840.7	4.0%	$874.7	$840.7	4.0%

Adjusted EBITDA
Videotron	$435.5	$423.0		$435.5	$423.0
Retail	0.0	0.0		0.0	0.0
Telecommunications	$435.5	$423.0	3.0%	$435.5	$423.0	3.0%

Cash flows used for:
Additions to PP&E	$73.6	$132.6		$73.6	$132.6
Additions to Intangible Assets	95.1	48.6		95.1	48.6
Telecommunications	$168.7	$181.2	-6.9%	$168.7	$181.2	-6.9%

Mobile Telephony ABPU [2]	$51.60	$52.50		$51.60	$52.50
Total ABPU [2]	$49.87	$49.47		$49.87	$49.47

1      Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

2      Average billing per unit (“ ABPU “) is an indicator used to measure monthly average subscription billing per revenue-generating unit.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2020

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.
Quebecor Media Inc.	79,377,062	100.0%	100.0%
Shares held by Quebecor Media Inc.
TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2020

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information on a consolidated basis for Quebecor Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the first quarter of 2020, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from operations and free cash flows from continuing operating activities are not calculated in accordance with or recognized by IFRS. Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the first quarter of 2020 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measures calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date: May 15, 2020